Filed by Portugal Telecom, SGPS, S.A.

pursuant to Rules 425 and 163 of the Securities Act of 1933

Subject Companies: Portugal Telecom, SGPS, S.A.

Commission File No.: 001-13758

Oi S.A.

Commission File No.: 001-15256

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to (1) the proposed capital increase and related public offering of common shares and preferred shares by Oi S.A. (“Oi”), (2) the proposed merger of shares (incorporação de ações) between Telemar Participações S.A. or another company identified for this purpose (“CorpCo”), on the one hand, and Oi, on the other hand, and (3) the proposed merger (incorporação) of Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) with and into CorpCo (these transactions, together with any other transactions related thereto, the “Business Combination”).

Oi may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its common shares and preferred shares to be issued in connection with its proposed capital increase. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

In connection with the proposed merger of shares between CorpCo and Oi and the proposed merger of Portugal Telecom with and into CorpCo, CorpCo or one of its affiliates plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in the applicable rules of the SEC), and (2) other documents regarding the proposed Business Combination.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed Business Combination.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the SEC’s website at www.sec.gov or from Portugal Telecom, Oi or CorpCo.

This communication contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of Portugal Telecom, Oi or CorpCo, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements.  The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “target,” “goal” and similar expressions, as they relate to Portugal Telecom, Oi or CorpCo, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of Portugal Telecom, Oi and CorpCo, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Portugal Telecom, Oi, CorpCo or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Undue reliance should not be placed on such statements.  Forward-looking statements speak only as of the date they are made.  Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, Portugal Telecom, Oi, CorpCo and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Portugal Telecom, Oi or CorpCo makes on related subjects in reports and communications Portugal Telecom, Oi and CorpCo file with the SEC.

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TABLE OF CONTENTS

1.                                      Portugal Telecom SGPS, S.A. Announcement, dated November 21, 2013, entitled “PT informs on Oi’s announcement” and attaching a Notice to the Market of Oi S.A., dated November 7, 2013.

2.                                      Portugal Telecom SGPS, S.A. Announcement, dated November 21, 2013, entitled “PT informs on Oi’s announcement” and attaching a Notice to the Market of Oi S.A., dated October 25, 2013.

Exhibit 1

Announcement | Lisbon | 21 November 2013

PT informs on Oi’s announcement

Portugal Telecom SGPS, S.A. (“PT”) informs, at the request of Comissão do Mercado de Valores Mobiliários (“CMVM”), that Oi’s announcement attached hereto was disclosed with the Brazilian Comissão de Valores Mobiliários (“CVM”) on 7 November 2013.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

OI S.A.
CNPJ/MF Nº 76.535.764/0001-43
NIRE 33.30029520-8
Publicly-held company

NOTICE TO THE MARKET

Oi S.A. (“Oi”), in compliance with requests made by the Brazilian Securities Commission, hereby reiterates and clarifies to its shareholders and to the market certain information related to the transactions provided for in the Memorandum of Understanding for the merger of the activities of Oi and Portugal Telecom SGPS S.A. (“Portugal Telecom”) (the “Transactions”), announced in the Fato Relevante dated October 2, 2013.

As described in the Fato Relevante, once the subscription period for the Oi capital increase is closed, Portugal Telecom may elect not to consummate the Transactions and all other corporate transactions related to the Transactions if the percentage of the participation of Portugal Telecom in CorpCo is equal to or less than 36.6%, on a fully diluted basis after giving effect to the merger of shares of Oi and CorpCo (as described below). Additionally, Telemar Participações S.A (“TmarPart”) may elect not to consummate the Transactions and all other corporate transactions related to the Transactions if the percentage of the participation of Portugal Telecom in CorpCo is greater than 39.6%, on a fully diluted basis after giving effect to the merger of shares of Oi and CorpCo.

The announced percentage range of Portugal Telecom’s participation in CorpCo’s capital, between 36.6% and 39.6%, corresponds to the participation of Portugal Telecom in the outstanding shares of CorpCo immediately after the merger of shares of Oi and CorpCo (that is, the potential participation of Portugal Telecom in CorpCo relates to the total outstanding shares, excluding treasury stock) and does not consider shares issued by CorpCo to Telemar Norte Leste S.A. (“TMAR”) in exchange for shares of Portugal Telecom that TMAR currently holds.

With respect to the estimated net debt of CorpCo, also announced in the Fato Relevante, Oi clarifies that, giving pro forma effect to the financials statements released by the companies involved in the Transactions as of June 30, 2013 (the “Base Date”), and assuming that the cash portion of the Oi capital increase is in the amount of R$8.0 billion, the estimated net debt of CorpCo following the completion of the Transactions has been calculated as follows:

Net Debt (in R$ million)
Portugal Telecom (excluding net debt of Oi and Contax)	14,480
Oi	30,262
Capitalization of the holding companies	4,496
(TmarPart, AG Telecom Participações S.A. and LF Tel S.A.)
Oi Capital Increase	(8,000)
Total	41,238

The calculation of Oi’s net debt on the Base Date was made based on Oi’s total gross debt of R$33,582 million on the Base Date, comprised as follows:

(i)            R$20,954 million in domestic currency-denominated debt;

(ii)           R$13,965 million in foreign currency-denomiated debt; and

(iii)          The fair value of Oi’s derivative contacts equivalent to R$1,338 million.

In calculating Oi’s net debt on the Base Date, an amount equivalent to the value of Portugal Telecom shares held by Oi (R$773 million) was deducted from the amount of Oi’s cash (R$4,092 million), resulting in net cash of R$3,219 million. Based on these caluclations, Oi’s net debt (total gross debt and less net cash) on the Base Date was R$30,262 million.

Portugal Telecom’s net debt as of June 30, 2013, which has been reported on Portugal Telecom’s Investor Relations website, was calculated based on Portugal Telecom’s total gross debt of EUR 7,431 million (equivalent to R$22,427 million based on an exchange rate of R$3.0181/EUR), and is comprised of:

(i)            EUR 734 million of short term debt (R$2,215 million); and

(ii)           EUR 6,697 million of medium and long term debt (R$20,212 million).

Portugal Telecom’s gross debt is comprised of loans for convertible and non convertible obligations, bank loans, debt related to equity swaps over its own shares, commercial paper and derivative financial instruments, which are detailed on its Investor Relations website. In calculating Portugal Telecom’s net debt on the Base Date, the amount of EUR 189 million (R$570 million) relating to unused tax credits was deducted from the amount of Portugal Telecom’s cash (EUR 2,822 million (R$8,517 million)), resulting in net cash of EUR 2,633 million (R$7,947 million). Based on these calcualtions, Portugal Telecom’s net debt (total gross debt less net cash) on the Base Date was R$14,480.

The calculation of the net debt of LF Tel S.A. (“LF”) debt on the Base Date was made based on LF’s total gross debt of R$648.2 million on the Base Date, comprised of the outstanding amount of issued debentures equivalent to R$548.9 million and accrued interest on such debentures in the amount of R$99.3 million. LF’s cash on the Base Date was R$3.1 million, and its net debt (total gross debt less cash) on the Base Date was R$645.1 million.

The calculation of the net debt of AG Telecom Participações S.A. (“AG”) on the Base Date was made based on AG’s total gross debt on the Base Date of R$648.1 million.

AG’s cash on the Base Date was R$8.1 million, and its net debt (total gross debt less cash) on the Base Date was R$640.0 million.

The calculation of TmarPart’s net debt on the Base Date was made based on TmarPart’s total gross debt on the Base Date of R$3,263.9 million, comprised of the outstanding principal and accrued interest on its issued debentures in the amount of R$1 ,708.7 million, and other obligations such as promissory notes, redeemable preferred shares and usufruct of shares. TmarPart’s net debt (total gross debt less cash and cash equivalents) on the Base Date was R$3,193.9 million.

Oi will keep its shareholders and the market informed of any subsequent material events related to Transactions.

Rio de Janeiro, November 7, 2013.

OI S.A.

Bayard De Paoli Gontijo

Investor Relations Officer

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information related to (1) the proposed capital increase and related public offering of common shares and preferred shares by Oi, (2) the proposed merger of shares (incorporação de ações) between either TmarPart or another company constituted for this purpose (“Corpco”) and Oi, and (3) the proposed merger (incorporação) of Portugal Telecom with and into CorpCo.

Oi may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its common shares and preferred shares to be issued in connection with its proposed capital increase. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

In connection with the proposed merger of shares between CorpCo and Oi and the proposed merger of Portugal Telecom with and into CorpCo, CorpCo plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding this proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed capital increase, proposed merger of shares and proposed merger.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from CorpCo or Oi.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “targets,” “goal” and similar expressions, as they relate to TmarPart, Oi or Portugal Telecom or CorpCo, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of management of Oi and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, we do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures TmarPart, Oi or Portugal Telecom or CorpCo make on related subjects in reports and communications TmarPart, Oi or Portugal Telecom or CorpCo file with the SEC.

Exhibit 2

Announcement | Lisbon | 21 November 2013

PT informs on Oi’s announcement

Portugal Telecom SGPS, S.A. (“PT”) informs, at the request of Comissão do Mercado de Valores Mobiliários (“CMVM”), that Oi’s announcement attached hereto was disclosed with the Brazilian Comissão de Valores Mobiliários (“CVM”) on 25 October 2013.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

OI S.A.
CNPJ/MF Nº 76.535.764/0001-43
NIRE 33.30029520-8
Publicly-held company

NOTICE TO THE MARKET

Oi S.A. (“Oi”), in compliance with requests made by the Brazilian Securities Commission, hereby reiterates and clarifies to its shareholders and to the market certain information related to the transactions provided in the Memorandum of Understanding for the merger of the activities of Oi and Portugal Telecom SGPS S.A. (“Portugal Telecom”) (the “Transactions”), announced in the Fato Relevante dated October 2, 2013.

As described in the Fato Relevante, Telemar Participações S.A. (“TmarPart”) and holding companies that hold shares of TmarPart, AG Telecom Participações S.A. (“AG”) and LF Tel S.A. (“LF”), will be capitalized with the resources needed to fully repay their indebtedness, in a manner such that, other that the shares of Oi, the net assets represented by the other assets and liabilities of these companies corresponds to zero or slightly more than zero. The increase in the capital of AG and LF, to be contributed directly or indirectly by Portugal Telecom, will be approximately R$2.25 billion. AG and LF, in turn, will contribute approximately R$3.1 billion to the capital of TmarPart, in the proportion of 50.0% each.

These capital increases will be made through the subscription by Portugal Telecom of debentures convertible into shares of AG and LF, followed by the subscription by AG and LF of debentures convertible into shares of TmarPart, providing the funds necessary to settle the debt of each of these companies, which amounts to an aggregate of approximately R$4.5 billion, consisting of R$650 million of debt of each of AG and LF, and approximately R$3.1 billion of debt of TmarPart.

After these capital increases, the corporate structure of these companies will be simplified through corporate reorganization transactions. Any goodwill registered by these companies as a result of these transactions will not be considered for the purposes of determining the exchange ratio applicable to the mergers (including goodwill registered by TmarPart with respect to the acquisition of Brasil Telecom S.A.), given that, as previously disclosed, the exchange ratios for these mergers were based on the Oi shares held directly or indirectly by the companies involved in the Transactions (assuming that they will be capitalized with the resources (cash or very liquid assets) needed to settle their indebtedness in full).

As a result, the goodwill registered in the companies whose corporate structure will be simplified (including Bratel Brasil S.A.), which includes not only the goodwill related to the acquisition of Brasil Telecom S.A. mentioned above, but also other goodwill created by the controlling shareholders of Oi that may be transferred to Oi for the benefit of all of Oi’s shareholders, will not result in any dilution to the non-controlling shareholders of these companies. The controlling shareholders of Oi will not use the right provided in article 7 of CVM Instruction No. 319/99, therefore the goodwill will be used to benefit all the shareholders. When applicable, the companies involved in the Transactions will comply with article 6 of CVM Instruction No. 319/99.

Finally, Oi filed, via CVM’s IPE System, on this date, a copy of the Memorandum of Understanding dated October 1, 2013 in relation to the Transactions. It is important to note that the Memorandum of Understanding is subject to the satisfaction of conditions, including the negotiation and execution of definitive agreements and the definition of a final structure for the conclusion of the action that are part of the Transactions.

Rio de Janeiro, October 25, 2013.

OI S.A.

Bayard De Paoli Gontijo

Investor Relations Officer

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information related to (1) the proposed capital increase and related public offering of common shares and preferred shares by Oi, (2) the proposed merger of shares (incorporação de ações) between either TmarPart or another company constituted for this purpose (“Corpco”) and Oi, and (3) the proposed merger (incorporação) of Portugal Telecom with and into CorpCo.

Oi may file a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of its common shares and preferred shares to be issued in connection with its proposed capital increase. Before you invest, you should read the prospectus in that registration statement and other documents Oi has filed with the SEC for more complete information about Oi and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

In connection with the proposed merger of shares between CorpCo and Oi and the proposed merger of Portugal Telecom with and into CorpCo, CorpCo plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or Portugal Telecom, as applicable (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding this proposed merger.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed capital increase, proposed merger of shares and proposed merger.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from CorpCo or Oi.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “targets,” “goal” and similar expressions, as they relate to TmarPart, Oi or Portugal Telecom or CorpCo, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of management of Oi and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, we do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures TmarPart, Oi or Portugal Telecom or CorpCo make on related subjects in reports and communications TmarPart, Oi or Portugal Telecom or CorpCo file with the SEC.